As Filed with the Securities and Exchange Commission on October 3, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
                           (SS. 240.13e-3) THEREUNDER)
                           ---------------------------

                      KRUPP REALTY LIMITED PARTNERSHIP - IV
                                (Name of Issuer)
                           ---------------------------

                      KRUPP REALTY LIMITED PARTNERSHIP - IV
                    THE KRUPP COMPANY LIMITED PARTNERSHIP-II
                              THE KRUPP CORPORATION
                         WALDEN POND LIMITED PARTNERSHIP
                            WALDEN POND TEXAS, L.L.C.
                             WPT LIMITED PARTNERSHIP
                               KRF GP CORPORATION
                                  DOUGLAS KRUPP
                                  GEORGE KRUPP
                      (Name of Person(s) Filing Statement)
                           ---------------------------

                       INVESTOR LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                           ---------------------------

                                   501128 20 1
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                            SCOTT D. SPELFOGEL, ESQ.
                               THE BERKSHIRE GROUP
                                ONE BEACON STREET
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           --------------------------

                                 WITH COPIES TO:

                           MICHELE R. Jenkinson, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_]   A tender offer.

         d. [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           ---------------------------
                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation: $12,800,000       Amount of filing fee: $2,560
-------------------------------------------------------------------------------

-- The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of the aggregate amount of cash to be received by the issuer ($12,800,000) in connection with the disposition of assets that is the subject of the solicitation materials to which this Schedule 13E-3 relates.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY EITHER A REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $2,560
Form or Registration No.: SCHEDULE 14A
Filing Parties: KRUPP REALTY LIMITED PARTNERSHIP - IV
Date Filed: August 8, 2001

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

                  This Rule 13E-3 Transaction Statement (the "Statement") is being filed jointly by Krupp Realty Limited Partnership - IV, a Massachusetts limited partnership (the "Partnership"), The Krupp Company Limited Partnership-II, a Massachusetts limited partnership ("KCLP"), The Krupp Corporation, a Massachusetts corporation ("Krupp Corp"), Walden Pond Limited Partnership, a Delaware limited partnership, Walden Pond Texas, L.L.C., a Texas limited liability company, WPT Limited Partnership, an Illinois limited partnership, KRF GP Corporation, a Massachusetts corporation, Douglas Krupp and George Krupp in connection with a proposal being submitted to holders of investor limited partnership units ("Units") of the Partnership. KCLP and Krupp Corp, each a general partner of the Partnership, are submitting to Unit holders a proposal (1) to approve the sale of Walden Pond Apartments, one of the Partnership's real estate investments, to an affiliate of the general partners, and (2) to approve an amendment to the Partnership's partnership agreement to permit the sale (items (1) and (2) will be considered one proposal and referred to herein as the "Sale Proposal").

                  This Statement is being filed concurrently with the filing by the Partnership of a preliminary proxy statement being filed by the Partnership pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended (together with all appendices thereto, the "Proxy Statement"). The following cross-reference sheet is supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is being filed herewith, is hereby expressly incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

         ITEM NO.                                               LOCATION IN PROXY STATEMENT
         --------                                               ---------------------------
         1.       Summary Term Sheet                    "Summary Term Sheet"

         2.       Subject Company Information           "Information About the Partnership, Its
                                                        General Partners and Their Affiliates--The
                                                        General Partners"

         3.       Identity and Background of Filing     "Information About the Purchaser" and
                  Person                                "Information About the Partnership, Its
                                                        General Partners and Their
                                                        Affiliates--Distributions"

         4.       Terms of the Transaction              "The Purchase and Sale Agreement"; "Summary
                                                        Term Sheet--Rights of Appraisal"; and "The
                                                        Special Meeting--Appraisal Rights"

         5.       Past Contacts, Transactions,          "Information About the Partnership, Its
                  Negotiations and Agreements           General Partners and Their Affiliates--Related
                                                        Party Transactions"; "Special
                                                        Factors--Background and Purpose of the
                                                        Transaction"

         6.       Purposes of the Transaction and       "Summary Term Sheet--Purposes of and Reasons for
                  Plans or Proposals                    the Transaction"; "Special Factors--Background
                                                        and Purpose of the Transaction, --Plans or Proposals
                                                        by the Partnership and --Plans or Proposals by the
                                                        Purchaser Following the Sale"; and "The Purchase and
                                                        Sale Agreement"

         7.       Purposes, Alternatives, Reasons       "Summary Term Sheet"; "Special Factors--Background
                  and Effects                           and Purpose of the Transaction, --Alternatives to
                                                        the Transaction, --Purpose of the Transaction --Fairness
                                                        of the Transaction, --Disadvantages and Risks

         ITEM NO.                                               LOCATION IN PROXY STATEMENT
         --------                                               ---------------------------

                                                        Associated with the Transaction,--Conflicts
                                                        of Interest, -- Effects of the Transaction,
                                                        --Plans or Proposals by the Partnership,
                                                        --Plans or Proposals by the Purchaser
                                                        Following the Sale and --Material Federal
                                                        Income Tax Consequences"

         8.       Fairness of the Transaction           "Special Factors --Fairness of the
                                                        Transaction, --Votes Required, --Conflicts
                                                        of Interests, --Independent Appraisal,
                                                        --Availability of Report"; "Information
                                                        About the Partnership, its General Partners
                                                        and Their Affiliates"

         9.       Reports, Opinions, Appraisals and     "Special Factors--Independent Appraisal
                  Negotiations                          -Experience Of Cushman & Wakefield,
                                                        --Appraisal, --Factors Considered, --Summary
                                                        of Cushman & Wakefield's Methodology and
                                                        Approaches to Value, --Assumptions,
                                                        Limitations and Qualifications of Cushman &
                                                        Wakefield's Valuation, Availability of
                                                        Report and --Compensation"

         10.      Source and Amounts of Funds or        "Special Factors--Financing of the Purchase"
                  Other Consideration

         11.      Interest in Securities of the         "Information About the Partnership, Its General
                  Subject Company                       partners and Their Affiliates--The General
                                                        Partners, --Ownership of Units"

         12.      The Solicitation or Recommendation    "Special Factors--Fairness of the Transaction"

         13.      Financial Statements                  "Selected Financial Data" and "Financial
                                                        Statements"

         14.      Persons/Assets, Retained,             "The Special Meeting--Solicitation Procedures";
                  Employed, Compensated or Used         "Special Factors---Financing of the
                                                        Purchase---Costs Associated with the Sale"

         15.      Additional Information                The Proxy Statement

         16.      Exhibits                              Separately filed with this Statement

ITEM 1.           SUMMARY TERM SHEET

         The information set forth under the caption "Summary Term Sheet" of the Proxy Statement is incorporated herein by reference.


ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer of the Units subject to the Rule 13e-3 transaction is Krupp Realty Limited Partnership - IV, a limited partnership organized under the laws of Massachusetts, and the principal executive offices of the Partnership are located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (b) The information set forth under the caption "Information About the Partnership, Its General Partners and their Affiliates --Ownership of Units" of the Proxy Statement is incorporated herein by reference.

         (c) The Units are not listed or traded on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. However, information regarding certain private transactions is set forth in under the caption "Information About the Partnership, Its General Partners and their Affiliates" in the Proxy Statement and is incorporated herein by reference.

         (d) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Distributions" of the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information set forth under the caption "Information Concerning the Purchaser and Its Affiliates" of the Proxy Statement is incorporated herein by reference.


ITEM 3.           INDENTITY AND BACKGROUND OF FILING PERSON.

         (a) and (b) The information set forth under the caption "Information About the Partnership, Its General Partners and their Affiliates -- The General Partners" and "Information About the Purchaser and Its Affiliates-- The Purchaser" of the Proxy Statement is incorporated herein by reference.

         (c) and (d) During the last five years, none of the filing persons, nor to the best of the knowledge of the filing persons, any affiliate of the filing persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (e) Messrs. Douglas Krupp and George Krupp are both United States citizens.


ITEM 4.           TERMS OF THE TRANSACTION

         (a) The information set forth under the caption "The Purchase and Sale Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the captions "Summary Term Sheet--Rights of Appraisal" and "The Special Meeting--Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

         (c) There have been no provisions made by the filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person, however the partnership agreement governing the Partnership provides such access upon reasonable demand.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Special Factors--Background of the Merger; Purpose of the Transaction" is incorporated herein by reference.


ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) - (g) The information set forth under the captions "Summary Term Sheet", "Special Factors--Background and Purpose of the Transaction, --Plans or Proposals by the Partnership and --Plans or Proposals by the Purchaser Following the Sale" and "The Purchase and Sale Agreement" in the Proxy Statement is incorporated herein by reference.


ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth under the captions "Summary Term Sheet", "Special Factors--Background and Purpose of the Transaction, --Alternatives to the Transaction, --Purpose of the Transaction, -Fairness of the Transaction, --Disadvantages and Risks Associated with the Transaction --Conflicts of Interest, --Effects of the Transaction, --Plans or Proposals by the Partnership, --Plans or Proposals by the Purchaser Following the Sale and --Material Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Special Factors --Background and Purpose of the Transaction, --Determination of Merger Price--Book Value, --Effects of the Transaction, --Plans or Proposals by the Partnership, --Plans or Proposals by the Purchaser Following the Sale and --Material Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.


ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a) and (b) The information set forth under the caption "Special Factors--Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "The Special Meeting--Votes Required" of the Proxy Statement is incorporated herein by reference.

         (d) No unaffiliated representative has been retained to act solely on behalf of unaffiliated holders of Units for the purpose of negotiating the terms of the Sale Proposal and/or preparing a report concerning the fairness of the Sale Proposal.

         (e) The general partners of the Partnership approved the Sale Proposal. The information set forth under the captions "Special
Factors--Conflicts of Interest" and "Information About the Partnership, its General Partners and Their Affiliates" of the Proxy Statement is incorporated herein by reference.


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) and (b) The information set forth under the captions "Special Factors--Independent Appraisal, --Experience of Cushman & Wakefield, --Appraisal, --Factors Considered," "--Summary of Cushman & Wakefield's Methodology and Approaches to Value, --Assumptions, Limitations and Qualifications of Cushman & Wakefield's Valuation and --Compensation" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "Special Factors--Independent Appraisal--Availability of Report" of the Proxy Statement is incorporated herein by reference.


ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) - (d) The information set forth under the caption "Special Factors--Financing of the Purchase" of the Proxy Statement is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth under the captions "Information About the Partnership, Its General Partners and Their Affiliates--The General Partners, --Ownership of Units" of the Proxy Statement is incorporated herein by reference.


ITEM 12.          THE SOLICITATION OR RECOMMENDATION

         (a)      Not applicable

         (b) The information set forth under the caption "Special Factors--Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.


ITEM 13.          FINANCIAL STATEMENTS.

         (a) The information set forth under the captions "Selected Financial Data" and "Financial Statements" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Unaudited Pro Forma Financial Statements" of the Proxy Statement is incorporated herein by reference.


ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) and (b) The information set forth under the captions "The Special Meeting--Solicitation Procedures" and "Special Factors--Financing of the Purchase--Costs Associated with the Sale" of the Proxy Statement is incorporated herein by reference.


ITEM 15.          ADDITIONAL INFORMATION.

         All of the information set forth in the Proxy Statement is incorporated herein by reference.


ITEM 16.          EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------

(a) Proxy Statement (together with letter to Unitholders and notice of special meeting) filed by the Partnership with the Securities and Exchange Commission (the "Commission") on the date hereof and incorporated herein by reference

(b)               Not applicable

(c) Complete Appraisal of Real Property, dated as of July 20, 2001, prepared by Cushman & Wakefield of Texas, Inc. and relating to the Walden Pond Apartments (Exhibit C)*

(d) Form of Purchase and Sale Agreement filed by the Partnership with the Commission on the date hereof and incorporated herein by reference from Appendix A to the Proxy Statement

(e)               Not applicable

(f)               Not applicable

------------------------
* Previously filed.

                                    SIGNATURE


                  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of: October 3, 2001


                                   KRUPP REALTY LIMITED PARTNERSHIP - IV

                                   By:  The Krupp Corporation,
                                        a general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors


                                   THE KRUPP COMPANY LIMITED PARTNERSHIP-II

                                   By:  The Krupp Corporation,
                                        a general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors


                                   THE KRUPP CORPORATION


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors


                                   WALDEN PONDS LIMITED PARTNERSHIP

                                   By:  Walden Pond Texas, L.L.C.,
                                        its general partner


                                   By:  /s/ Douglas Krupp
                                        ---------------------------------------
                                        Name:   Douglas Krupp
                                        Title:  Co-Chairman of the Board of
                                                Directors


                                   WALDEN POND TEXAS, L.L.C.

                                   By:  WPT Limited Partnership,
                                        its sole member


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President

                                   WPT LIMITED PARTHERSHIP

                                   By:  KRF GP Corporation,
                                        its general partner


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President


                                   KRF GP CORPORATION


                                   By:  /s/ Wayne H. Zarozny
                                        ---------------------------------------
                                        Name:   Wayne H. Zarozny
                                        Title:  Vice President


                                   /s/ Douglas Krupp
                                   --------------------------------------------
                                   DOUGLAS KRUPP


                                   /s/ George Krupp
                                   --------------------------------------------
                                   GEORGE KRUPP

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------

(a) Proxy Statement (together with letter to Unitholders and notice of special meeting) filed by the Partnership with the Securities and Exchange Commission (the "Commission") on the date hereof and incorporated herein by reference

(b)               Not applicable

(c) Complete Appraisal of Real Property, dated as of July 20, 2001, prepared by Cushman & Wakefield of Texas, Inc. and relating to the Walden Pond Apartments (Exhibit C)*

(d) Form of Purchase and Sale Agreement filed by the Partnership with the Commission on the date hereof and incorporated herein by reference from Appendix A to the Proxy Statement

(e)               Not applicable

(f)               Not applicable

------------------------
* Previously filed.